[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

January 27, 2017

VIA EDGAR AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Re:	CenturyLink, Inc.
Registration Statement on Form S-4
Filed December 15, 2016
File No. 333-215121

Dear Mr. Spirgel:

On behalf of our client, CenturyLink, Inc. (“CenturyLink” or the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 23, 2017 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and is separately furnishing to the Staff three courtesy copies of Amendment No. 2 marked to show changes from the version of the Registration Statement filed on January 17, 2017.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have included the text of the Staff’s comments in bold below. The responses and information below are based upon information provided to us by CenturyLink and Level 3 Communications, Inc. (“Level 3”).

Material U.S. Federal Income Tax Consequences, page 145

1.

We note that you and Level 3 intend for the combination to be treated as a “reorganization” within the meaning of Section 368(a). We also note that you have filed as exhibits two short-form tax opinions. Please make revisions throughout your Material U.S. Federal Income Tax Consequences section to state that each conclusion with respect to tax matters is the opinion of counsel.

Please also revise the form tax opinions filed as Exhibits 8.1 and 8.2 to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please note that opining on the accuracy of the disclosure alone, without stating that the disclosure is the opinion of counsel, is not sufficient. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19 available on our website.

Response to Comment 1:

In response to the Staff’s comment, the tax opinions filed as Exhibits 8.1 and 8.2 to Amendment No. 2 have been revised to be “long-form” opinions within the meaning of Staff Legal Bulletin No. 19.

* * * * * *

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1220 or DongJu Song at (212) 403-1166.

Very truly yours,

/s/ Eric S. Robinson
Eric S. Robinson

Cc:	Stacey Goff, Executive Vice President and General Counsel, CenturyLink, Inc.
John Ryan, Chief Legal Officer and Secretary, Level 3 Communications, Inc.
David K. Boston, Willkie Farr & Gallagher LLP

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